

June 24, 2014

Via E-mail
John J. Mulligan
Executive Vice President and Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

   Re: Target Corporation
     Form 10-K for Fiscal Year Ended February 1, 2014
     Filed March 14, 2014
     File No. 1-6049

Dear Mr. Mulligan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief